UNITED STATES

SECURITIES AND EXCHANGE
COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.     )*

Jounce Therapeutics, Inc.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

481116101

(CUSIP Number)

October 16, 2020

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 481116101		13G

1.	Names of Reporting Persons Gilead Sciences, Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 5,539,727 shares

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 5,539,727 shares

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,539,727 shares

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 13.9%[1]

12.	Type of Reporting Person (See Instructions) CO

1 The percentage used herein and in the rest of this Schedule 13G is calculated based upon 39,754,345 shares of the common stock of Jounce Therapeutics, Inc. (“Jounce”) outstanding, consisting of (i) 34,214,618 shares outstanding as of August 27, 2020, as reported by Jounce to Gilead Sciences, Inc. (“Gilead”) and (ii) the 5,539,727 additional shares issued by Jounce to Gilead on October 16, 2020 pursuant to the Stock Purchase Agreement, dated August 31, 2020, by and between Jounce and Gilead.

Item 1.
	(a)	Name of Issuer Jounce Therapeutics, Inc. (“Jounce”)
	(b)	Address of Issuer’s Principal Executive Offices 780 Memorial Drive, Cambridge, Massachusetts 02139

Item 2.
	(a)	Name of Person Filing Gilead Sciences, Inc. (“Gilead”)
	(b)	Address of the Principal Business Office or, if none, Residence 333 Lakeside Drive, Foster City, California 94404
	(c)	Citizenship Delaware
	(d)	Title of Class of Securities Common Stock, $0.001 par value per shares (“Common Stock”)
	(e)	CUSIP No. 481116101

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	A non-U.S. institution in accordance with § 240.13d–1(b)(1)(ii)(J);
	(k)	☐	Group, in accordance with § 240.13d–1(b)(1)(ii)(K).
If filing as a non-U.S. institution in accordance with § 240.13d–1(b)(1)(ii)(J), please specify the type of institution:

Item 4.	Ownership.
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a) Amount beneficially owned: 5,539,727 shares
(b) Percent of class: 13.9%[1]
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote 5,539,727 shares
(ii) Shared power to vote or to direct the vote 0
(iii) Sole power to dispose or to direct the disposition of 5,539,727 shares
(iv) Shared power to dispose or to direct the disposition of 0

[1]  The percentage used herein and in the rest of this Schedule 13G is calculated based upon 39,754,345 shares of Common Stock outstanding, consisting of (i) 34,214,618 shares outstanding as of August 27, 2020, as reported by Jounce to Gilead and (ii) the 5,539,727 additional shares issued by Jounce to Gilead on October 16, 2020 pursuant to the Stock Purchase Agreement, dated August 31, 2020, by and between Jounce and Gilead.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.
Not applicable

Item 8.	Identification and Classification of Members of the Group.
Not applicable

Item 9.	Notice of Dissolution of Group.
Not applicable

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  October 26, 2020

GILEAD SCIENCES, INC.

By:	/s/ Andrew D. Dickinson
Name:	Andrew D. Dickinson
Title:	Executive Vice President and Chief Financial Officer